

DRAGON
SPIRITS MARKETING

Lamar Romero · 2nd

Chief Executive Dragon, master of consumer engagement marketing, sipper of fine spirits, proud dad

Austin, Texas, United States · **Contact info**

500+ connections

 **Dragon Spirits Marketing and Promotion**

 **Texas A&M University**

 **1 mutual connection:** Jake Suggs

---

About

Lamar Romero is the founder and CEO of Dragon Spirits Marketing Inc, the #1 Brand Ambassador Gig Marketplace in America. DSM is a marketing and technology company established on the belief that the brand activation space (also known as the promotional model or experiential marketing space) is in great nee ... see more

---

Activity

3,813 followers

 **Thank you Jeff, I appreciate the comment!** 😊
Lamar replied to a comment

 **Victoria Fruge check this video out!**
Lamar commented

 **I've seen it in action! Awesome pack! :)**
Lamar commented

 **LOL. This is a great video Sam! Love it! :)**
Lamar commented

See all activity

Experience

 **Chief Executive Dragon**
Dragon Spirits Marketing and Promotion
Mar 2013 – Present · 8 yrs 8 mos
Austin, TX

Dragon Spirits Marketing is the #1 Brand Ambassador Gig Marketplace in America

Dragon Spirits Marketing serves CLIENTS (Beer, Wine, Liquor, and CPG Brands)

Looking to hire:

Curated AMBASSADORS "DRAGONS" to fill activations such as:

...see more

 **Tribal Chief**
Tequila Tribe
Apr 2012 – Present · 9 yrs 7 mos
Austin, TX

A community of tequila aficionados and agave lovers who unite to discuss and experience the spirits of Mexico.

 **Limited Partner**
J Black's
Sep 2007 – Jun 2013 · 5 yrs 10 mos

This was a cool bar on West 6th street Austin TX and I was one of the original investors

 **Brand Partner/SVP Marketing**
Abandonado Tequila
Apr 2012 – Apr 2013 · 1 yr 1 mo
Austin, TX

Our team made Abandonado Tequila extremely popular in Austin, TX....growing sales 30X over the course of 8 months.

 **Board Member**
Metropolitan Breakfast Club

 Jun 2010 – Jul 2012 · 2 yrs 2 mos
Austin TX

The board's role is managing the affairs of the organization. We meet twelve times a year to ensure MBC's vision is an ongoing success.

Show 5 more experiences ⌄

Education

 **Texas A&M University**
B.S., Industrial Distribution
1994 – 1998
Activities and Societies: Treasurer, Phi Beta Lambda - professional business fraternity

FAQ: Industrial Distribution   is an engineering/business based degree. 55% of 1998 graduating class went straight to field sales and/or consulting roles

 **Gregory Portland High**
1990 – 1994
Activities and Societies: GP Band 1990-1994 JV Basketball 1992-1993 Country dancin' at Orange Grove and other places... :) 1993-94

Worked way too hard and discovered life way too little